FORM 4

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person

Tsai,                   Huei
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   (Last)               (First)                 (Middle)

  53 Worth Mills Lane
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                                    (Street)

  Princeton,               New Jersey           08540
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   (City)               (State)                 (Zip)


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2. Issuer Name and Ticker or Trading Symbol

Discovery Laboratories, Inc. (Discovery)

DSCO
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

August 1998
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ ]   Director                             [ ]   10% Owner
   [X]   Officer (give title below)           [ ]   Other (specify below)

   Vice President

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7. Individual or Joint/Group Filing (Check Applicable Line)

   [X]  Form filed by One Reporting Person
   [ ]  Form filed by More than One Reporting Person

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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
Common Stock                          8/6/98         P               1,000       A      $2.50    127,851(1),(2) D
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        5)       5)
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

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

Explanation of Responses:

(1) Includes 14,813 shares of Discovery Common Stock issuable on the exercise of outstanding options granted on March 5, 1998 and 39,638 shares of Discovery Common Stock issuable on the exercise of outstanding options granted on June 16, 1998, all of which are immediately exercisable. Shares of Discovery Common Stock subject to such options vest in three equal annual installments beginning with the first anniversary following June 16, 1998. Unvested shares of Discovery Common Stock subject to such options remain subject to the Issuer's right to repurchase at the exercise price paid per share. Also includes 31,200 shares of Discovery Common Stock issuable on the exercise of outstanding options granted on February 16, 1997. Shares of Discovery Common Stock subject to such options vest 25% at the time of grant with the balance vesting in three equal annual installments upon the optionee's successive completion of service with the Issuer. Unvested shares of Discovery Common Stock subject to such options remain subject to the Issuer's right to repurchase at the exercise price paid per share.

(2) Includes 31,200 shares of Discovery Common Stock owned equally by each of the Reporting Person's two children. The Reporting Person disclaims beneficial ownership of such indirectly beneficially owned securities except to the extent of his pecuniary interest therein.


/s/ Huei Tsai                                            September 8, 1998
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** Signature of Reporting Person                                  Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.


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